August 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern States Bancshares, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-257915

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern States Bancshares, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on Wednesday, August 11, 2021, or as soon thereafter as practicable on such date, or at such other time as the Company or its outside counsel, Jones Walker LLP, request by telephone that such Registration Statement be declared effective.

Please contact Mike Waters or Clint Smith of Jones Walker LLP, special counsel to the Company, at (205) 244-5210 or (504) 582-8429, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

By:	/s/ Lynn Joyce
Name: Lynn Joyce
Title: Senior Executive Vice President and Chief Financial Officer

Cc:	Mike Waters, Jones Walker LLP

Clint Smith, Jones Walker LLP

615 Quintard Ave ◆ Anniston, AL 36201 ◆ Office: (256) 241-1092 ◆

www.southernstatesbank.net